Exhibit (a)(1)(viii)

Dear AMC Networks Inc. Stockholder:

Enclosed please find a replacement Letter of Transmittal and Notice of Guaranteed Delivery in connection with the offer by AMC Networks Inc. to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Shares”), at a purchase price of not greater than $26.50 nor less than $22.50 per Share (the “Offer”). Please refer to the Offer to Purchase, dated September 16, 2020, as may be amended from time to time, for a more detailed explanation of the Offer.

The Letter of Transmittal and Notice of Guaranteed Delivery previously sent to you inadvertently incorrectly listed $26.90 instead of $25.90 in Section 2 on page 4 of the Letter of Transmittal and Section 2 on page 2 of the Notice of Guaranteed Delivery. The enclosed Letter of Transmittal and Notice of Guaranteed Delivery reflect the correct price of $25.90.

If you have already mailed us your Letter of Transmittal or Notice of Guaranteed Delivery, you do not need to send it again and can keep this update for your records. If you have not yet returned your Letter of Transmittal or Notice of Guaranteed Delivery, you may complete and mail back the enclosed Letter of Transmittal or Notice of Guaranteed Delivery to:

By Mail:	By Hand or Overnight Courier:
BY 5:00 P.M. New York City time on Expiration Date	BY 5:00 P.M. New York City time on Expiration Date
Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	Equiniti Trust Company Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

We apologize for any confusion this may have caused.

Thank you,

Sean S. Sullivan

Executive Vice President and Chief

Financial Officer

(Enclosures)